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CUSIP No. 40413N106            SCHEDULE 13D                Page 1 of 14
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                              HCB BANCSHARES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40413N106
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 2 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value Partners IV, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,850
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,850
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,850

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  7.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 3 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Associates, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,850
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,850
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,850

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  7.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 4 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value LLC

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,850
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,580
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,850

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  7.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            OO
----------------------------------------------------------------------------

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 5 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Joseph Stilwell

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           150,850
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    150,850
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            150,850

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  7.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 6 of 14
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Item 1.   Security and Issuer

     This is Amendment No. 2 to the Schedule 13D filed on June 14, 2001 ("Original 13D"), by joint filers Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a
Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners IV and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

     This Schedule 13D relates to the common stock ("Common Stock") of HCB Bancshares, Inc. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 237 Jackson Street, Camden, Arkansas 71701-3941. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

     (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners IV, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners IV and Stilwell Associates.

     The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

     The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners IV and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners IV and Stilwell Associates.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     The amount of funds expended to date by members of the Group to acquire the shares of Common Stock held was reported in the Original 13D. No further purchases has been made since the date of the filing of the Original 13D.

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 7 of 14
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Item 4.   Purpose of Transaction

     The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights.

     Members of the Group are filing this Amendment to the Original 13D to report that, as further mentioned below, on October 18, 2001, the Group's director, John G. Rich, joined the Board of Directors of the Issuer.

     On August 29, 2001, the Group and the Issuer entered into a Standstill Agreement pursuant to which the Issuer will expand its Board of Directors by one member and appoint a director to be proposed by the Group. (A copy of the Standstill Agreement is attached as Exhibit 2.) The Group's director will also be appointed to sit on the Boards of the Issuer's subsidiaries, including HEARTLAND Community Bank. The Issuer has also agreed to adopt a target to achieve a return on equity greater than the average for all publicly traded thrifts (excluding mutual holding companies) for the fiscal year beginning July 1, 2002, and every year thereafter. If the Issuer does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximize shareholder value. So long as the Issuer achieves the target, the Group has agreed, among other things, to (a) refrain from soliciting proxies to elect an alternate slate to the Board, (b) refrain from interfering with the operational decisions of the Issuer, (c) refrain from making statements critical of the Issuer, and (d) support the election of the Issuer's nominees to the Board. Unless earlier terminated pursuant to its terms, the Standstill Agreement expires on its fifth anniversary.

     October 18, 2001, pursuant to the Standstill Agreement, the Group's director, Mr. Rich, joined the Board of Directors of the Issuer. Mr. Rich will serve in the class of directors with terms expiring at the 2003 annual meeting of stockholders. Mr. Rich has been an attorney with the law firm of Eppenstein & Eppenstein in New York, New York since 1995.

     Members of the Group reserve their rights to exercise their shareholder rights but only to the extent that such rights are not in violation of the Standstill Agreement. Such rights may include, in the future, without limitation, the rights to: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) meet with management or representatives of the Issuer's Group to discuss ways to maximize shareholder value; (c) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (d) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (e) seek further representation on the Issuer's Board; and/or (f) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

     On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 8 of 14
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Northeast  Pennsylvania  Financial Corp.  agreed to acquire SPN and the Stilwell
SPN Group disposed of its shares of SPN on the open market.

     On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

     On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

     On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 9 of 14
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acquisition  or merger." On June 13, 2001,  the Group  noticed its  intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

     On November 17, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail"). In its Schedule 13D, the Stilwell OTFC Group stated that its purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. The Stilwell OTFC Group also stated that it believes that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, the Stilwell OTFC Group filed an amended Schedule 13D and reported that it had scheduled a meeting with representatives of Oregon Trail's management to discuss Oregon Trail's business plans and goals for return on equity. On January 9, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting the commencement of a lawsuit to compel Oregon Trail to produce its complete list of shareholders and other records, including specified minutes of Board of Director meetings.

     On February 1, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties had reached an agreement in principle for the production of the disputed items, to the extent they exist, and adjourned the court hearing, without date, in contemplation of entering into a written settlement agreement. In the amended Schedule 13D filed on February 1, 2001, the Stilwell OTFC Group also reported that during its January 25th meeting with Oregon Trail's management, the Stilwell OTFC Group proposed to Oregon Trail's representatives that it invite two of its nominees to sit on the Board. Oregon Trail agreed to consider the proposal.

     On February 16, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that on February 14, 2001, Oregon Trail informed the Stilwell OTFC Group that it had rejected its proposal. The Stilwell OTFC Group reported that it will nominate an alternate slate of nominees to sit on the Board of Directors and that it will solicit proxies for this purpose. The Stilwell OTFC Group reported that it retained D.F. King & Co. as its proxy solicitor.

     In the amended Schedule 13D filed on February 16, 2001, the Stilwell OTFC Group also reported the filing of its lawsuit against Charles Henry Rouse, a director of Oregon Trail. The lawsuit seeks to remove Mr. Rouse from Oregon Trail's Board alleging Mr. Rouse violated Oregon Trail's residency requirement for directors. On September 12, 2001, the court orally granted Rouse's motion for summary judgment and dismissed the action. The Stilwell OTFC Group presently intends to appeal the ruling. The Stilwell OTFC Group reserved the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

     On February 23, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties were unable to enter into a settlement agreement of the shareholder list litigation referred to above because Oregon Trail decided to place unreasonable preconditions upon the production of the complete list - i.e., the Cede list and the NOBO list. A hearing before Judge Baxter was held on May 4, 2001. On June 30, 2001, Judge Baxter granted OTFC's motion to dismiss the proceeding for improper service and awarded OTFC attorney fees. On July 5, 2001,

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 10 of 14
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Stilwell  Associates  commenced a new proceeding  seeking the Cede list and NOBO list. On July 27, 2001, Judge Baxter issued an order requiring OTFC to turn over to Stilwell Associates OTFC's Cede list and its NOBO list (if OTFC possesses the latter), and finding it "fair and equitable" to award Stilwell Associates its attorney fees and costs incurred in this case. The parties' attorney fee applications are scheduled to be heard by the court in November, 2001.

     On May 8, 2001, a member of the Stilwell OTFC Group sent a letter to Oregon Trail demanding that it remove one of its directors, Edward H. Elms, from the Board on the grounds that Mr. Elms allegedly gave false deposition testimony in the above-mentioned Rouse lawsuit. The letter stated that if Oregon Trail did not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, the Stilwell OTFC Group would commence a derivative action to remove Mr. Elms. Oregon Trail failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. On May 29, 2001, Oregon Trail and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Stilwell OTFC Group. This pleading denied the material allegations of the complaint and lodged four counterclaims and third-party claims alleging defamation and filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D included the allegedly defamatory demand letter. The Stilwell OTFC Group intends to defend Oregon Trail's claims which it believes are without merit. On June 26, 2001, OTFC moved to dismiss the derivative action alleging that the complaint fails to state a cause of action. On July 9, 2001, Stilwell Associates moved to supplement its complaint in order to refer to the fact that on May 25, 2001, after the original complaint was filed, OTFC sent Stilwell Associates a written rejection of the May 8th demand letter. On July 30, 2001, Stilwell Associates filed a motion to dismiss the third-party claims and counterclaims for defamation and Section 13(d) violations alleging that the statements concerning Elms are true, absolutely privileged and do not constitute Section 13(d) violations. On August 15, 2001, in response to the motion to dismiss, OTFC and Elms stipulated to withdraw with prejudice their causes of action for defamation. The motions were heard by the court on August 23, 2001. On September 18, 2001, the court issued a ruling finding that the Stilwell OTFC Group had not pled facts supporting subject matter jurisdiction with respect to the amount in controversy, and dismissed the Stilwell OTFC Group's case without prejudice. The court also dismissed, without prejudice, OTFC's counterclaim against the Stilwell OTFC Group alleging Section 13(d) violations. The pending motions were denied as moot.

     On August 17, 2001, Stilwell Associates served its notice of intent to nominate either or both of Kevin Padrick, Esq., or Neil Bryant, Esq., to OTFC's Board of Directors at the 2001 annual shareholders meeting.

     On September 12, 2001, OTFC filed a lawsuit against members of the Stilwell OTFC Group in the United States District Court for the District of Oregon alleging that members of the Stilwell OTFC Group violated the federal securities laws by making allegedly false statements in the Stilwell OTFC Group's proxy materials. The suit seeks injunctive relief. On September 14, 2001, the Stilwell OTFC Group filed its answer and counterclaims against OTFC alleging, among other things, undue delay, unclean hands, mootness and that statements made in OTFC's proxy materials allegedly violate the federal securities laws. On September 17, 2001, OTFC filed a motion for a preliminary injunction against the Stilwell OTFC Group in connection with the litigation. The Stilwell OTFC Group opposed the motion and sought a preliminary injunction against OTFC. The

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 11 of 14
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hearing on the motion was held on September 25, 2001, and on September 26, 2001, the Court rendered an opinion denying both motions.

     On October 12, 2001, the shareholders of OTFC elected the Stilwell OTFC Group's candidate, Kevin D. Padrick, to a seat on the Board of Directors for a three-year term. The Independent Inspector of Elections certified that out of 2,986,859 shares of OTFC's stock voting at the meeting, Mr. Padrick received
1,865,828 votes for, with 5,176 withheld, and John Gentry, one of OTFC's nominees, received 1,076,094 votes for, with 39,761 withheld. John A. Lienkaemper, the other OTFC nominee, received 1,068,769 votes for, with 47,086 withheld. Mr. Padrick received 62% of the total shares voted and Mr. Gentry received 36% of the total shares voted.

     Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,118,223, reported as the number of outstanding shares as of August 31, 2001, on a Form 10-K405 dated September 28, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on The Nasdaq Small Cap Market System.

(A)  Stilwell Value Partners IV

     (a)  Aggregate number of shares beneficially owned: 150,850
           Percentage: 7.1%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 150,850
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 150,850

     (c) Since the filing of the Original 13D, Stilwell Value Partners IV has not purchased any shares of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is thegeneral partner of Stilwell Value Partners IV, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(B)   Stilwell Associates

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 12 of 14
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      (a)  Aggregate number of shares beneficially owned: 150,850
           Percentage: 7.1%

      (b)  1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 150,850
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 150,850

      (c) Since the filing of the Original 13D, Stilwell Associates has not purchased any shares of Common Stock.

      (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Value LLC

       (a)  Aggregate number of shares  beneficially  owned:  150,850
            Percentage: 7.1%

       (b)  1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 150,850
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 150,850

       (c)  Stilwell Value LLC has made no purchases of Common Stock.

       (d) Because he is the managing and sole member of Stilwell Value LLC, Mr.Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners IV and Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners IV and Stilwell Associates.

(D)   Mr. Joseph Stilwell

       (a)  Aggregate number of shares beneficially owned: 150,850
            Percentage: 7.1%

       (b)  1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 150,850
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 150,850

       (c) Since the filing of the Original 13D, Mr. Stilwell has not purchased any shares of Common Stock.

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 13 of 14
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 Item  6.  Contracts,   Arrangements,   Understandings  or  Relationships  with
           Respect  to Securities of the Issuer.

     Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as a general partner and as a managing and sole member, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

     See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit No.      Description
--               -----------
1     Joint Filing Agreement.*
2     Standstill Agreement**

      * Previously filed on June 14, 2001
     ** Previously filed on September 4, 2001

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CUSIP No. 40413N106            SCHEDULE 13D                 Page 14 of 14
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 22, 2001

                                          STILWELL   VALUE  PARTNERS  IV, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          Joseph Stilwell